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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-69712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATCHDOG CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6445 SHILOH ROAD, SUITE D6
(No. and Street)

ALPHARETTA	GA	30005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Weeks (404) 841-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave., Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SC

OATH OR AFFIRMATION

I, Kyle Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watchdog Capital, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENDRA TEMPLETON NOTARY PUBLIC MY COMMISSION EXPIRES AUGUST 08, 2020 FORSYTH COUNTY, GEORGIA

[signature]
Signature

President & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATCHDOG CAPITAL, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Watchdog Capital, LLC

We have audited the accompanying statement of financial condition of Watchdog Capital, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Watchdog Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watchdog Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Watchdog Capital, LLC's financial statements. The supplemental information is the responsibility of Watchdog Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 13, 2017

WATCHDOG CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Current assets:		
Cash	$	38,051
Total current assets		38,051
Other assets:		
Accounts Receivable		555
Prepaid expenses & Deposits		12,595
Total other assets		13,150
	$	51,201
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	6,207
Total current liabilities		6,207
Member's equity:		
Contributed capital		56,050
Retained earnings		(11,056)
Total member's equity		44,994
	$	51,201

See notes to financial statements.

WATCHDOG CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Consulting income	$	15,000
Rep Fees		4,902
Total revenues		19,902
EXPENSES:		
Technology		839
Insurance		3,827
Regulatory fees and expenses		5,938
Occupancy costs and office expenses (related party)		858
Office Expense		268
Professional fees		18,963
Other operating expenses		265
Total expenses		30,958
NET INCOME (LOSS)	$	(11,056)

See notes to financial statements.

WATCHDOG CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2016

	Contributed Capital	Distributed Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balances, January 1, 2016	$ 6,000	$ -	$ -	$ 6,000
Capital contributions	50,050			50,050
Distributed capital				-
Net income (loss)			(11,056)	(11,056)
Balances, December 31, 2016	$ 56,050	-	$ (11,056)	$ 44,994

See notes to financial statements.

WATCHDOG CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(11,056)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(555)
Prepaid expenses and deposits		(12,595)
Accounts payable and accrued expenses		6,207
Net cash used by operating activities		(17,999)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		50,050
Net cash provided by financing activities		50,050
NET CHANGE IN CASH		32,051
CASH, beginning of year		6,000
CASH, end of year	$	38,051

See notes to financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Watchdog Capital, LLC ("WDC" or "the Company"), a Georgia limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). WDC primarily operates as a broker-dealer offering investment banking services. WDC does not hold cash or securities for its customers.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2016, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

Revenue from consulting activities is recognized when earned, normally when a result is accomplished which requires the client to pay the Company per the governing contract. Corresponding expenses are recorded when the obligation is incurred.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2013 - 2016.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies (Continued)

Prepaid FINRA Fee

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2017, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with an affiliate through common ownership for various rent, technology, and professional services expenditures paid by the affiliate commensurate with its operations. The amount payable to the affiliate as of December 31, 2016 for the aforementioned expenses, and included in accounts payable and accrued expenses on the statement of financial condition, was $3,459. The overall expenses recorded for the year are detailed as follows:

Rent & Utilities	$ 858
Software	251
Legal Fees	654
Office Expenses	724
Professional Services	15,615
	$ 18,102

During the year, the Company's sole member (Weeks Capital LLC) made $50,050 in capital contributions to WDC. At December 31, 2016, the Company had a $500 receivable from its affiliate through common ownership.

The Company prepaid $21,034 for insurance of which $6,000 was invoiced and collected (from registered representatives) by the related affiliate and passed through to Watchdog Capital.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

Note C - Net Capital Requirements (Continued)

At December 31, 2016, the Company had Net Capital of $31,844 which was $26,844 in excess of its required Net Capital of $5,000. The Company's ratio of aggregate indebtedness to Net Capital was 19.49 to 1 at December 31, 2016.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note D - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Watchdog Capital, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

COMPUTATION OF NET CAPITAL		
Total member's equity	$	44,994
Deductions:		
Non-allowable assets:		
Other assets		13,150
Net capital before haircuts		31,844
Haircuts:		
Total haircuts		-
NET CAPITAL	$	31,844
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		6,207
Total aggregate indebtedness	$	6,207
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	26,844
Excess net capital at 1000%	$	25,844
Ratio of aggregate indebtedness to net capital		19.49 to 1

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2016.

Watchdog Capital, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Watchdog Capital, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Watchdog Capital, LLC

We have reviewed management's statements, included in the accompanying Watchdog Capital, LLC exemption report, in which (1) Watchdog Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Watchdog Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Watchdog Capital, LLC stated that Watchdog Capital, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Watchdog Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watchdog Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 13, 2017

WATCHDOG capital

WATCHDOG CAPITAL, LLC

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2016

Watchdog Capital, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2016 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: CEO/President/FinOP
Date: 2/7/17

Watchdog Capital, LLC
6445 Shiloh Road, Suite D, Alpharetta, GA 30005
678-679-8911